Exhibit 99.1

CNL IHC Partners, LP
and Subsidiaries
Consolidated Financial Statements
As of and for the year ended
December 31, 2003 and 2002

Report of Independent Certified Public Accountants

To the Partners of
CNL IHC Partners, LP

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of partners’ capital and of cash flows present fairly, in all material respects, the financial position of CNL IHC Partners, LP and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS, LLP

Orlando, Florida
March 12, 2004

CNL IHC Partners, LP and Subsidiaries
Consolidated Balance Sheets
December 31, 2003 and 2002

	2003	2002
Assets
Current assets:
Cash and cash equivalents	$755,680	$1,009,374
Accounts receivable, net	113,542	138,956
Prepaid expenses and other current assets	68,308	201,152
Deposits	745,322	469,106

Total current assets	1,682,852	1,818,588
Restricted cash	1,011,283	1,263,576
Property and equipment, less accumulated depreciation of $1,834,124 and $806,335	34,583,283	34,832,858
Loan costs, less accumulated amortization of $34,868 and $2,382	120,712	153,198

Total assets	$37,398,130	$38,068,220

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable and accrued expenses	$924,856	$788,127
Current portion of mortgage notes payable	313,792	293,405
Distributions payable	130,038	405,733
Due to affiliates	15,651	25,617

Total current liabilities	1,384,337	1,512,882
Mortgage notes payable	15,320,617	15,615,964

Total liabilities	16,704,954	17,128,846
Partners’ capital	20,693,176	20,939,374

Total liabilities and partners’ capital	$37,398,130	$38,068,220

The accompanying notes are an integral part of these consolidated financial statements.

CNL IHC Partners, LP and Subsidiaries
Consolidated Statements of Earnings
December 31, 2003 and 2002

	2003	2002
Revenues:
Rooms	$8,928,010	$6,450,781
Other operating departments	477,583	373,812

Total revenue	9,405,593	6,824,593
Cost of sales and other expenses:
Rooms	2,211,555	1,579,820
Other operating departments	318,332	220,406
Property operations and maintenance	2,345,368	1,394,694
Management fees	291,830	214,491
General and administrative	928,027	623,066
Sales and marketing	418,060	340,917
Interest and loan cost amortization	1,313,482	805,526
Depreciation	1,027,789	734,500

Total costs and expenses	8,854,443	5,913,420

Net income	$551,150	$911,173

The accompanying notes are an integral part of these consolidated financial statements.

CNL IHC Partners, LP and Subsidiaries
Consolidated Statements of Partners’ Capital
For the year ended December 31, 2003 and 2002

	General	Limited
	Partner	Partners	Total
Balance, December 31, 2001	$14,647	$14,632,778	$14,647,425
Contributions	6,354	6,347,202	6,353,556
Distributions	(973)	(971,807)	(972,780)
Net income	911	910,262	911,173

Balance, December 31, 2002	20,939	20,918,435	20,939,374
Distributions	(797)	(796,551)	(797,348)
Net income	551	550,599	551,150

Balance, December 31, 2003	$20,693	$20,672,483	$20,693,176

     The accompanying notes are an integral part of these consolidated financial statements.

CNL IHC Partners, LP and Subsidiaries
Consolidated Statements of Cash Flows
For the year ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:
Net income	$551,150	$911,173
Adjustments to reconcile net income to cash provided by operating activities:
Amortization	32,486	2,382
Depreciation	1,027,789	734,500
Bad debt expense	675	3,803
Changes in assets and liabilities:
Accounts receivable	24,739	(110,452)
Prepaid expenses and other current assets	132,844	(85,960)
Deposits	(276,216)	(447,656)
Accounts payable and accrued expenses	136,729	538,215
Due to affiliates	(9,966)	25,617

Net cash provided by operating activities	1,620,230	1,571,622

Cash flows from investing activities:
Acquisition of property and equipment	(778,214)	(5,430,966)
Decrease (increase) in restricted cash	252,293	(1,012,999)

Net cash used in investing activities	(525,921)	(6,443,965)

Cash flows from financing activities:
Principal payments on mortgage loans	(274,960)	(140,928)
Payment of loan costs	—	(27,789)
Capital contributions from partners	—	6,353,556
Distributions to partners	(1,073,043)	(567,047)

Net cash provided by (used in) financing activities	(1,348,003)	5,617,792

Net (decrease) increase in cash and cash equivalents	(253,694)	745,449
Cash and cash equivalents, beginning of year	1,009,374	263,925

Cash and cash equivalents, end of year	$755,680	$1,009,374

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$1,280,996	$803,144

Income taxes	52,252	7,057

Supplemental disclosure of non-cash financing activities:
Assumption of mortgage loan	$—	$9,326,914

Distributions declared but not paid to partners	$130,038	$405,733

The accompanying notes are an integral part of these consolidated financial statements.

CNL IHC Partners, LP and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

1.	Business

Organization

CNL IHC Partners, LP (the “Partnership”) was organized pursuant to the laws of the State of Delaware on November 19, 2001. RI Manchester Hotel Partners, LP, CY Manchester Hotel Partners, LP, Galleria Hotel Partners, LP, RI Manchester Tenant Corporation, CY Manchester Tenant Corporation and Galleria Tenant Corporation are wholly owned subsidiaries of the Partnership. The Partnership’s general partner is CNL IHC, LLC (the “General Partner”) and limited partners are CNL Hospitality Partners, LP (“CNL LP”) and Interstate Manchester Company, LLC (“Interstate”), (collectively, the “Limited Partners”). The General Partner and CNL LP are collectively referred to as the CNL Partners.

The Partnership was originally formed in November 2001 to own and operate two Marriott hotel properties located in Manchester, Connecticut (the “Manchester Properties”). In September 2002, the Partnership acquired a Hampton Inn property located in Houston, Texas (the “Houston Property”). The Properties’ day-to-day operations are managed by affiliates of Interstate. However, all partners must agree to key decisions affecting the Properties.

The structure of the Partnership is designed to allow the parent of its majority owner to continue to qualify as a real estate investment trust, which is generally not subject to federal income taxes. In keeping with this objective, the Partnership operates its Properties through taxable REIT subsidiary (“TRS”) entities, as permitted by the REIT Modernization Act of 1999.

The General Partner and Limited Partners hold the following percentage interests in the Partnership:

Partner	Percentage Interest
General Partner	0.1%
CNL LP	84.9%
Interstate	15.0%

Cash flow deficits are possible, although they are not expected, which may require additional funding. In that case, the Partnership would have to rely on capital contributions from its partners and borrowings under loans to fund capital expenditures, operating losses and negative cash flows.

Allocations and Distributions

Profits are allocated as follows: (i) first to the CNL Partners, pro rata until the aggregate profit allocated for the year and all prior years is equal to the aggregate amount (if any) of net cash flow distributed during the year and all prior years as preferred distributions, (ii) second, to Interstate until the aggregate profit allocated for the year and all prior years, is equal to the aggregate amount (if any) of net cash flow distributed during the year and all prior years as preferred distributions and (iii) thereafter, any remaining profits are to be allocated among the partners in proportion to their percentage interests.

CNL IHC Partners, LP and Subsidiaries
Notes to Consolidated Financial Statements — Continued
December 31, 2003 and 2002

Losses are allocated as follows: (i) first, to the extent that any partner’s capital account balance exceeds the sum of its capital account and unreturned additional capital, among such partners in proportion to and to the extent of such excess; (ii) second, to the extent any partner’s capital account balance exceeds such partner’s capital account, among such partners in proportion to and to the extent of such excess; (iii) third, to Interstate until the capital account balance of Interstate is reduced to zero; (iv) fourth, to the CNL Partners in proportion to their positive capital account balances until the CNL Partners’ capital account balances are reduced to zero; (v) fifth, among the partners that bear the economic risk of loss with respect to Partnership indebtedness, to the extent indebtedness in proportion to the manner in which such partners share such risk of loss; and (vi) thereafter, among the partners in proportion to their percentage interests.

Net cash flow, as defined in the Agreement, is distributed quarterly in accordance with the following order of priority; (i) first, to the CNL Partners, pro rata, until the unpaid preferred distributions that are payable to the CNL Partners with respect to such fiscal year have been reduced to zero; (ii) next, to Interstate until the unpaid preferred distribution that is payable to Interstate with respect to such fiscal year has been reduced to zero and (iii) thereafter, distributed to the partners in proportion to their percentage interest.

The preferred distribution for the Manchester Properties is a non-cumulative, non-compounded return equal to 11 percent per annum of the average weighted daily balance of each partner’s capital account for calendar year 2002, 11 percent for calendar year 2003, 11.5 percent for calendar year 2004, and 12 percent for calendar year 2005 and each year thereafter.

The preferred distribution for the Houston Property is a non-cumulative, non-compounded return equal to 11 percent per annum of the average weighted daily balance of each partner’s capital account for calendar year 2002, 11.5 percent for calendar year 2003, and 12 percent for calendar year 2004 and each year thereafter.

Capital proceeds, including capital proceeds distributed to partners in winding up the Partnership, are allocated as follows: (i) first, to establish any reserves pursuant to and subject to the provisions of which the General Partner reasonably determines to be necessary to provide for any contingent or unforeseen liabilities or obligations of the Partnership and the subsidiaries; but with the consent of Interstate, the balance of the reserves remaining after the payment of such contingencies shall be distributed in the manner of capital proceeds; (ii) next, to the CNL Partners, pro rata, in proportion to the respective amounts of their capital accounts, until the capital accounts of the CNL Partners is reduced to zero; (iii) next, to Interstate until the capital account of Interstate is reduced to zero; (iv) next, to all partners who have unreturned additional capital, pro rata, in proportion to the respective amounts of their unreturned additional capital, until unreturned additional capital is reduced to zero and (v) thereafter, among the partners, pro rata, in proportion to their respective percentage interests.

CNL IHC Partners, LP and Subsidiaries
Notes to Consolidated Financial Statements — Continued
December 31, 2003 and 2002

2.	Summary of Significant Accounting Policies

A summary of significant accounting principles and practices used in the preparation of the financial statements follows:

Basis of Financial Statement Presentation

The Partnership prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of consolidated financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNL IHC Partners, LP and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Partnership considers all amounts held in highly liquid instruments with original purchased maturities of three months or less as cash and cash equivalents. Cash and cash equivalents consists primarily of demand deposit accounts. Management believes the credit risk associated with cash and cash equivalents to be low due to the quality of the financial institutions in which these assets are held.

Restricted Cash

Certain amounts of cash are restricted under the management agreement with Interstate for maintenance and replacement of furniture, fixtures, and equipment at the Partnership’s Properties of which approximately $1.0 million and $0.4 million was classified as restricted cash in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, respectively. These amounts are calculated as a percentage of sales in accordance with the hotel management agreement. Additionally, as of December 31, 2003 and 2002, the Partnership had $0.1 million and $0.9 million, respectively, of other restricted cash, which was restricted for budgeted renovations. The remainder of these funds is expected to be used in 2004.

Property and Equipment

Property and equipment is stated at cost and includes land, buildings and improvements, and furniture, fixtures and equipment. Buildings and equipment are depreciated on the straight — line method over the assets’ estimated useful lives of 40 and 7 years, respectively.

Expenditures for major renewals and betterments are capitalized and depreciated over the related assets’ estimated useful lives. Expenditures for repairs and maintenance are expensed when incurred. Interest and real estate taxes incurred relating to renovation of the properties and amenities are capitalized to construction in progress during the active renovation period.

CNL IHC Partners, LP and Subsidiaries
Notes to Consolidated Financial Statements — Continued
December 31, 2003 and 2002

Revenue Recognition

The Property’s revenues are derived from its operations and include revenues from the rental of rooms, food and beverage sales, telephone usage and other service revenue. Revenue is recognized when rooms are occupied and services have been performed. Cash received from customers for events occurring after the end of each respective year have been recorded as deposits and is included in accounts payable and accrued expenses in the accompanying consolidated statements of financial position. The Partnership does not have any advanced deposits recorded as of December 31, 2003 or 2002.

Sales and Marketing

The costs of advertising, promotional, sales and marketing programs are charged to operations in the year incurred and are included as sales and marketing expenses in the accompanying consolidated statements of earnings. Advertising, promotional, sales and marketing costs totaled approximately $0.4 million and $0.3 million, respectively, for the years ended December 31, 2003 and 2002.

Deferred Loan Costs

Loan costs, primarily loan origination and related fees, are capitalized and are being amortized over the term of the loan using the straight-line method which approximates the effective interest method.

Income Taxes

Under the provisions of the Internal Revenue Code and applicable state laws, the Partnership is only subject to taxation of income on the profits and losses from its TRS tenant operations. The tax consequences of other Partnership revenues and expenses, unrelated to the operation of the properties, will accrue to the partners. Certain of these other revenues and expenses may be treated differently in the Partnership’s income tax return than in the accompanying consolidated financial statements. Therefore, amounts reported in the consolidated financial statements may not be the same as reported in the partners’ income tax returns.

The Partnership accounts for federal and state income taxes on its TRS tenants using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax-credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

CNL IHC Partners, LP and Subsidiaries
Notes to Consolidated Financial Statements — Continued
December 31, 2003 and 2002

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company’s long-lived assets are tested for recoverability annually or whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The assessment is based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. If impairment is recognized, the adjusted carrying amount of a long-lived asset is its new cost basis. For the years ended December 31, 2003 and 2002, the LLC recorded no impairments.

Concentration of Credit Risk

Financial instruments which potentially subject the Partnership to a concentration of credit risk consist principally of guest and trade accounts receivable. Concentration of credit risk with respect to guest and trade accounts receivable is limited due to the wide variety of customers and industries to which the Property’s services are sold, as well as the dispersion of customers across many geographic areas.

Reclassification

Certain items in the prior years’ consolidated financial statements have been reclassified to conform with the 2003 presentation. These reclassifications had no effect on partners’ capital or net income.

3.	Property and Equipment

Property and equipment consist of the following at December 31, 2003 and 2002:

	2003	2002
Land	$4,806,119	$4,801,721
Building and improvements	28,643,177	28,627,588
Furniture, fixtures and equipment	2,968,111	2,209,884

	36,417,407	35,639,193
Less: accumulated depreciation	(1,834,124)	(806,335)

	$34,583,283	$34,832,858

CNL IHC Partners, LP and Subsidiaries
Notes to Consolidated Financial Statements — Continued
December 31, 2003 and 2002

4.	Mortgage Notes Payable

During 2001, the Partnership assumed a $6.7 million mortgage loan on one of the Manchester Properties. The loan requires monthly principal and interest payments of $53,933 and matures in November 2011. The outstanding principal balance bears interest at a rate of 8.32 percent per annum. During 2002, the Partnership assumed a $9.3 million mortgage loan associated with the Houston Property. The loan requires monthly principal and interest payments of $107,555 and matures in January 2023. The outstanding principal balance bears interest at a rate of 7.78 percent per annum. Both mortgages are collateralized by first mortgages and liens on the land, building and all other assets.

At December 31, 2003, the balances for these mortgages were $6.5 million and $9.1 million, respectively. The Partnership incurred interest expense of approximately $1.3 million and $0.8 million during the years ended December 31, 2003 and 2002, respectively.

As of December 31, 2003, scheduled principal payments on the mortgage loans are as follows:

2004	$313,792
2005	339,708
2006	367,768
2007	398,149
2008	431,041
2009 and thereafter	13,783,951

Total	$15,634,409

5.	Related Parties Transactions

Hotel Management Agreement

The Partnership entered into an agreement with an affiliate of Interstate (the “Manager”) to manage the Properties. Under terms of the agreements, the Manager operates the Properties in return for a fixed management fee of 3 percent of gross revenues for each property, as defined in the management agreement. The Manager may also earn an incentive management fee equal to 30 percent of net operating income in excess of a threshold, as defined in the agreement. The Partnership incurred management fees and applicable sales tax on such fees of approximately $0.3 million and $0.2 million for the years ended December 31, 2003 and 2002, respectively.

CNL IHC Partners, LP and Subsidiaries
Notes to Consolidated Financial Statements — Continued
December 31, 2003 and 2002

Other

The Partnership has entered into various other agreements with related parties to provide services such as property, health, and workers’ compensation insurance. The Partnership incurred $0.4 million for such expenses for the year ended December 31, 2003, which is included in the accompanying consolidated statements of earnings.

6.	Income Taxes

Under the provisions of the Internal Revenue Code and applicable state laws, the Partnership is only subject to taxation of income on the profits and losses from its TRS tenant operations. The components of the deferred taxes recognized in the accompanying consolidated balance sheet at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax asset:
Net operating losses	$209,000)	$10,000)
Deferred tax liability:
Valuation allowance	(209,000)	(10,000)

	$—	$—

The types of temporary differences between the tax basis of assets and liabilities and their financial statement reporting amounts are attributable principally to net operating losses. The TRS tenants had net operating loss carry-forwards for federal and state purposes of approximately $0.2 million and $0.5 million as of December 31, 2002 and 2003, respectively, to offset future taxable income.

The estimated net operating loss carry-forward expiration dates are as follows:

2021	$25,444
2022	—
2023	531,261

$556,705

The Company has not recorded this potential future benefit because its TRS subsidiary does not have sufficient historical earnings on which to base a potential future benefit.

7.	Commitments and Contingencies

The Partnership entered into franchise agreements with an affiliate of Marriott International, Inc. and an affiliate of Hilton Hotels Corporation. Under terms of the agreements, the affiliates get fees of 7.5 percent and 6.0 percent of hotel revenues, respectively. The Partnership incurred franchise fees of approximately $0.4 million and $0.6 million for the years ended December 31, 2003 and 2002, respectively.

From time to time the Partnership may be exposed to litigation arising from operations of its business in the ordinary course of business. Management does not believe that resolution of these matters will have a material adverse impact on the Partnership’s financial condition or results of operations.

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